Ex99.65

DeFi Technologies Closes $10 Million Private  Placement

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, March 09, 2021 (GLOBE NEWSWIRE) -- DeFi Technologies Inc. (the “Company” or “DeFi”) (NEO: DEFI, GR: RMJR) is pleased to announce that it has closed the previously announced non-brokered private placement financing of an aggregate of 5,000,000 common shares of the Company (each a “Common Share”) at a price of C$2.00 per Common Share for gross proceeds of C$10,000,000 (the “Offering”). DeFi intends to use the proceeds of the Offering for potential investment opportunities in the decentralized finance industry and general corporate purposes.

In connection with the Offering, the Company has paid aggregate finder’s fees of C$274,120 in cash to certain finders. The securities issued under the Offering are subject to a statutory hold period of four months and one day following the closing date, expiring July 10, 2021.

The securities to be offered pursuant to the Offering have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Subscriptions for 180,000 Common Shares under the Offering constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). For these transactions, the Company has relied on the exemption from the formal valuation requirement contained in Section 5.5(a) of MI 61-101 and has relied on the exemption from the minority shareholder requirements contained in Section 5.7(1)(a) of MI 61- 101.

About DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For further information, please contact:
Wouter Witvoet
Chief Executive Officer Wouter@defiholdings.ca
+41782008566

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Offering, the pursuit by DeFi Technologies of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.